SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  ----------

                                   FORM 6-K

                                  ----------


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For October 25, 2004



                                 CNOOC Limited

                (Translation of registrant's name into English)

           --------------------------------------------------------


                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)


           --------------------------------------------------------




(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

        Form 20-F    X                   Form 40-F
                     -----------                     -----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


        Yes                              No          X
                     -----------                     -----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Announcement
--------------------

                                [LOGO OMITTED]
                                CNOOC Limited
                     [Company Name in Chinese Characters]
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock Code: 883)

                                 ANNOUNCEMENT

--------------------------------------------------------------------------------
The Board hereby announces certain selected unaudited key operational statistics of the Group for the third quarter of 2004 (ended 30 September
2004). The comparative statistics for the third quarter of 2003 (ended 30 September 2003) are also disclosed in this announcement.
--------------------------------------------------------------------------------

The board of directors of CNOOC Limited ("Company") (the "Board") hereby announces certain selected unaudited key operational statistics of the Company and its subsidiaries (the "Group") for the third quarter of 2004 (ended 30 September 2004). The comparative statistics for the third quarter of 2003 (ended 30 September 2003) are also disclosed in this announcement.

The offshore China production of the Company experienced growth of 22.7% in the third quarter of 2004 from the same quarter last year reaching the level of 33.4 million barrels of oil equivalent ("mmboe"). Crude oil and liquids production of the Company was 28.6 million barrels ("mmbbl") and natural gas production was 27.6 billion cubic feet (bcf). The increase was largely due to a 67.0% increase in crude oil and liquids production in Eastern South China Sea and a 72.0% increase in natural gas production from Western South China Sea. Offshore China production for the first nine months of this year increased 13.6% year-on-year ("YOY").

The Company's reported total net entitlement production increased 14.4% from
32.5 mmboe in the third quarter of 2003 to 37.2 mmboe in the same period this year. Crude oil and liquids production and natural gas production was 31.1 mmbbl and 35.3 bcf, respectively. Indonesian assets contributed a total working interest production of 8.3 mmboe.

Total unaudited revenues were RMB11.4 billion (equivalent of US$1.373 billion) for the third quarter of 2004, a 65.5% increase from the third quarter of 2003. This revenue growth was a result of higher realized oil price and production growth. Total revenues for the first nine months of this year increased by 29.9% YOY to RMB 27.6 billion (US $3.33 billion). The average realized oil and gas prices were US$40.28 per barrel and US$2.87 per thousand cubic feet respectively in the third quarter. And the year-to-date average realized oil and gas prices were US$35.12 per barrel and US$2.87 per thousand cubic feet. Indonesian operations contributed revenues of RMB1.057 billion (equivalent of US$127.7 million) and EBITDE (Earnings Before Interest, Taxes, Depreciation, Depletion and Amortization and Exploration Expenses) of RMB657.5 million (equivalent of US$79.4 million) for the third quarter.

CFD 11-1/11-2 came on stream in July, ahead of the schedule. The Company has also made one wildcat and seven appraisal successes offshore China in the third quarter.

Third Quarter and Year-to-Date Offshore China Production Summary

                                            2003                   2004
Crude Oil & Liquids (mmbbl)                 Q3         YTD         Q3        YTD
Bohai Bay                                12.31       34.79      12.46      35.72
Western South China Sea                   5.01       17.29       5.12      15.82
Eastern South China Sea                   6.47       19.43      10.80      26.44
East China Sea                            0.24        0.72       0.19       0.62
Subtotal (mmbbl)                         24.03       72.23      28.57      78.60
Natural Gas (bcf)
Bohai Bay                                 4.40       12.56       4.47      12.44

Western South China Sea                  12.65       31.01      21.77      56.96
Eastern South China Sea                      -           -          -          -
East China Sea                            1.12        3.59       1.39       4.57
Subtotal (bcf)                           18.17       47.16      27.63      73.97
Total Production (mmboe)                  27.2        80.6       33.4       91.6

Third Quarter and Year-to-Date Revenue and Expenditure (Unaudited)

                                       RMB millions                                    US$ millions(1)
                               2003                     2004                     2003                     2004
                              Q3          YTD          Q3          YTD           Q3          YTD           Q3       YTD
Sales Revenue
Crude oil and            6,119.0     19,242.0    10,455.6     25,120.0        739.3      2,324.9      1,263.3   3,035.1
liquids
Natural gas                621.0      1,682.0       789.3      2,152.5         75.0        203.2         95.4     260.1
Marketing Revenue,          37.0         76.0        86.7        187.7          4.5          9.2         10.5      22.7
net
Others                      91.0        228.0        34.9        104.9         11.0         27.5          4.2      12.7
Total                    6,867.0     21,228.0    11,366.5     27,565.1        829.7      2,564.9      1,373.3   3,330.5

Capital Expenditures
Exploration                169.9        934.3       747.4      1,718.4         20.5        112.9         90.3     207.6
Development              1,957.1      5,348.6     3,595.5      8,445.9        236.5        646.2        434.4   1,020.5
Others                   1,949.1      4,296.2        11.3      5,021.6        235.5        519.1          1.4     606.7
Total                    4,076.0     10,579.2     4,354.3     15,185.9        492.5      1,278.2        525.9   1,834.8

For the purpose of this announcement, unless otherwise indicated, the exchange rate at US$1 = RMB 8.2765 has been used, where applicable, for purpose of illustration only and does not constitute a representation that any amount have been, could have been or may be exchanged.

The Board comprises:

Executive Directors
Fu Chengyu (Chairman)
Jiang Longsheng
Zhou Shouwei
Luo Han

Independent non-executive Directors:
Chiu Sung Hong
Dr. Kenneth S. Courtis
Dr. Erwin Schurtenberger
Evert Henkes

                                                        By Order of the Board
                                                             Cao Yunshi
                                                          Company Secretary

Hong Kong, 25th October, 2004

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CNOOC Limited


                                          By:  /s/ Cao Yunshi
                                               -----------------------------
                                                  Name: Cao Yunshi
                                                  Title:  Company Secretary

Dated: October 25, 2004